Filed by Hologic, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Cytyc Corporation

Commission File No.: 000-27558

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FINAL TRANSCRIPT

May. 23. 2007 / 3:00PM ET, HOLX - Hologic at Citigroup Healthcare Conference

FINAL TRANSCRIPT

Conference Call Transcript

HOLX - Hologic at Citigroup Healthcare Conference

Event Date/Time: May. 23. 2007 / 3:00PM ET

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FINAL TRANSCRIPT

May. 23. 2007 / 3:00PM ET, HOLX - Hologic at Citigroup Healthcare Conference

CORPORATE PARTICIPANTS

Jack Cumming

Hologic - Chairman, CEO

CONFERENCE CALL PARTICIPANTS

Amit Bhalla

Citigroup - Analyst

PRESENTATION

Jack Cumming - Hologic - Chairman, CEO

(audio begins in progress) Tim Adams, the CFO, doesn’t feel left out at, of Cytyc. He is sitting right there. And I’m sure he’d be happy to answer questions you have.

Moving right along. First I’d like to talk about Hologic.

This chart has changed since the last time that we’ve all gotten together. We have added 2007 and that the announced agreement with Cytyc. I’m sure you’ve all read about it by now. It was in a few papers.

We’ve announced the $6.2 billion acquisition of Cytyc, bringing together two of what I consider great companies to be the world’s largest dedicated women’s health company.

Talking about Hologic today. Our overview obviously is our core business, which is mammography. It represents 75%, 80% of our business. It is driven by our Selenia Full Field Digital System.

That product continues to rise in sales every quarter. We had 282 units sold last quarter. We see no reason for this to slow down.

Quite frankly we see continued growth over the next three to five years with that product as the international markets come on and as we bring the tomosynthesis on.

The distribution in the United States has changed. When we bought Suros we added 30 sales people. When we bought R2 we added net about another 10 sales people.

So we now have a sound capital formation. If you would look at our last quarterly results, you’d see that the $40 million that we had in debt we paid off last quarter.

Today this is the way we look as a Company. It is highlighted by the, and I don’t — I probably have a highlighter and couldn’t find it - our Selenia Full Field Digital System.

But what it says is that when a women comes through a health suite, we are offering that health suite the opportunity to use our imaging system to capture that image, use our CAD product from R2, use CAD for breast MRI, now that we can read on our work station.

If the woman has to have a biopsy done, it would be done on our table, the multi-care table. It could be now used with the Suros biopsy system. The woman can have a bone densitometry study at that time.

And we’re moving on in the new area to three-dimensional bone studies to look at the integrity and architecture of the bone itself.

Cause a woman can have normal bone mass but could have had repeat previous spinal fractures, or in fact can have distortion in her bones, which means that she should be put on Fosamax or Activil or something else.

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FINAL TRANSCRIPT

May. 23. 2007 / 3:00PM ET, HOLX - Hologic at Citigroup Healthcare Conference

And Selenia, we’re going to talk about that because that is the future of digital for the market.

Q2 — revenues were $180 million, up 79%. We had a record of pre-tax income that was up 94%. And our backlog was $216 million at the end of the quarter. And that was up 41% over the number in 2006, so obviously very strong growth.

The driver is LORAD mammography. We have about 55 plus percent now in the United States.

When you look out at ‘04, when we had $129 million in revenue in the first half of this year, we’ve already done $270 million. Again, driven by our Selenia systems, up 99% over last year.

The Selenia itself in ‘06 we sold 555 systems. This was first installed in 2003. General Electric and Fischer were the two companies on the market. GE had a — quite a head start in us.

We believe right now that our installed base world-wide is just a little bit under theirs or equal to them after their head start because of the surge that we’ve had.

First quarter we sold 228 Selenias, 282 were sold in Q2. And we’re projecting I think we said 300, Glenn, didn’t we on our conference call? And obviously we’re going to try to surpass that number.

That 282 is up 154% over the same quarter last year and our backlog increased to 533 systems up an incredible 248 systems from the same quarter of last year.

Here you can see what the ramp up has been. It’s been very steady, dynamic quarter to quarter. And the arrow will keep accelerating on the number of systems that we take revenue on.

We are not constrained by production as we get asked that every quarter. We got asked it when we delivered three in the quarter. We get asked it when we deliver 282 in a quarter. The answer still is no.

It is a function of the number of service people, the number of applications people that there is a threshold that says this makes good economic sense. If you want to add a lot more people, it doesn’t make good economic sense.

And if the customer can wait 90, 120 days then it works out fine. And we have ramped up production to be able to produce certainly over 300 a quarter.

Looking at the MQSA scoreboard that you can look at yourselves just by going on the web site listed at fda.gov, there are 8,800 facilities in the United States.

That’s down probably 1,000 from about five years ago just because of the reimbursement of mammography, the limited number of qualified, certified mammographers and techs.

The facilities with Full Field has now reached 20%, which is 1,795. And the accredited units out there is 2,600 or 19% in the United States.

This is, I think that was almost a 1% or 2% rise in the last quarter or last month actually. So this is going very fast. It’s going faster, the adoption, than we thought it would go.

We haven’t made any predictions yet on ‘08’s adoption rate. But the adoption certainly is accelerating.

And a total annual mammography procedures is 34.7 million this is government statistics. That’s going to go probably up to 37 million out a year or so and clearly over 40 million in the next seven years.

And our installed base as of the end of the quarter was 1,130, which was 45% of the units out there. We will be at the 50% mark, probably, we think in this quarter.

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May. 23. 2007 / 3:00PM ET, HOLX - Hologic at Citigroup Healthcare Conference

Tomosynthesis, we’ve talked about it for the last two years. We had six systems out in clinical trials. Our clinical trials are finished for the tomosynthesis submission.

But trials continue for doing studies on contrast, doing studies, fusing tomosynthesis with PET, fusing tomosynthesis with ultrasound. These will continue. There’ll be an expanded number of sites as we’ve discussed this year.

Probably it looks like six, if not 10 more sites for tomosynthesis and those will be delivered at year’s end.

What we have found that there clearly is going to be a lower recall rate with tomosynthesis because you’re able to leaf through the breast just like the pages of a book because of overlapping tissue.

You will be able to see with tomosynthesis. You’ll be able to visualize better and be able to make a better decision on whether a woman should have a biopsy or not.

And this is crucial.

Today the recall rates are anywhere from a low of maybe 10% to 12% up to 20%, meaning as many as 20% of the women that have conventional mammograms would have to come back for another set of mammograms because they’re suspicious, there may be a cancerous lesion.

We are looking to incorporate this as a screening tool. It will first come out in a diagnostic tool. We believe the institutions will then get familiar with it. The software will get improved. But it is a 2D, 3D system. It is capable of doing both.

So those radiologists that want to take their time in learning it can learn it in 2D and can use 3D as they desire.

We’re still looking for approval at the end of this calendar year. ‘08 will be the commercial release. We are not, as we continue to tell you, we are not looking for a lot of units to go out in ‘08, mainly because it’s going to be early adopters.

And because the fact is that this system will end up replacing the Selenia at some point. And it will be a 2D, 3D version. And we’re not going to put that system out until we can produce 300 or 400 in a quarter.

So when you roll out any new system, you’re going to make sure that you’re putting one out that is pretty bulletproof. Because we think our Selenia today is pretty bulletproof.

So it’s going to be a slow rollout in ‘08. In ‘09 we think it’s going to be huge because every product that goes out in ‘09 will be actually a tomo product. The classic Selenia is a tomo-ready product. And that’s what you’re going to see.

Suros, we bought the Suros product last July. Just a couple of sound bites — $38 million in approximately in sales in ‘06. This year we’re looking to reach almost $60 million. And next year we believe that 30% growth is certainly achievable if not beatable.

We introduced a new product this year. I just wanted to give you a sense of the 1.8 million biopsy procedures in the U.S. What we’re trying to do is convert the core needles and the open surgical biopsies to use a vacuum assist or a non-tethered device.

And the non-tethered device just introduced is this Celero, the first vacuum assisted, spring-loaded, core biopsy device for ultrasound. We’re very excited about this. It goes against a new market for us.

But a market where if a radiologist can do a biopsy utilizing ultrasound, they will do that over vacuum assisted. And this device would give them that opportunity.

It’s very light. The core sample is twice the size of the conventional spring. And we think you’ll get a more accurate clinical diagnosis. Excited, it’s going to bring a great revenue surge to the Company next year.

Moving forward, and concentrating now on where we are going as a Company. Our goal is to create a global leader in women’s healthcare, continuing our legacy. And we believe the way to do that is from combining forces with Cytyc.

Cytyc is our neighbor. They’re 15 miles away. Their sales are the same level as ours.

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FINAL TRANSCRIPT

May. 23. 2007 / 3:00PM ET, HOLX - Hologic at Citigroup Healthcare Conference

We think that this strategic rationale is compelling.

First of all, you have an expanded portfolio. Cytyc’s products—they’re most well known for their thin prep pap test. However, what has been the revenue grower is their NovaSure product for endometrial ablation.

We are going to leverage the OB/GYN channel that they have.

Cytyc has 230 sales people calling on the OB/GYN. We find this critical to us in the fact of one; bone densitometry has been flat, as you all know.

But their 230 people calling the OB/GYN, which is the call point we should be selling at, will help tremendously.

We only have 12 people in primary care calling on this market today. We also use a distributor in this market today who is, although very good also, is distracted by other products.

So we expect that the Cytyc channel, calling to OB/GYN in the United States, will be formidable.

They also have 58 people that call on breast surgeons. It’s a perfect product to help compliment our Suros sales force.

Take our Suros sales force of 30 talented people with the 58 people from Cytyc and we can now cover the radiology and the breast surgery market.

So there’s great cross selling.

In addition, the international presence, we have 50 people internationally of which 8 are direct sales people calling on our distributors, 120 or 30 distributors, selling in over 125 countries around the world.

Cytyc has 170 direct people overseas. We believe these folks, with some of our products, will be able to increase penetration, accelerate the growth, work with our distributors in large countries. Let the distributors the larger distributors look at those Cytyc’s products to see if they fit in.

And give us a foothold in certain markets where we have options in the way we can grow the Company over the long-term basis.

They’re the market share leader in every product category that they compete. We are in everything but in our biopsy. And that is our goal to become number one.

I think both management teams have proven that one, they know how to integrate. Cytyc has done, I think, four acquisitions in the last six years. We have done four in the last probably three years.

So we know the pitfalls in integration. We see this as a growth story.

From a cash standpoint, the combined entities are going to have about $450 million in projected EBITDA in 2008. It’s going to be accretive to adjusted EPS within the first full year.

This is a best in class solution. It is a solution sell to the OB/GYN, to the mammographer, to the radiation oncologist, and to the breast surgeon.

From when you think of testing that a woman does every year, it is generally a pap test, a mammogram, and she should have a bone density test. She doesn’t have the bone density test and that education has to be given by the sales force for Cytyc.

We believe they can be instrumental in this.

When we look at growth for this Company, we know, and you all have seen, the quarter-over-quarter growth for 13 consecutive quarters led by our Selenia Full Field Digital.

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FINAL TRANSCRIPT

May. 23. 2007 / 3:00PM ET, HOLX - Hologic at Citigroup Healthcare Conference

We believe we have years of growth ahead of us. The growth is strong. This is not a merger of companies, an acquisition of companies for underpinning softness in any one of our markets.

This is to make us a major force across all of the markets in women’s health that is going to give us a platform for other acquisitions to grow the Company.

This Company is going to be $1.5 billion plus when we get together at the end of this year. I think that when people have asked us questions about what’s the big deal.

I mean someone said what’s the big deal about being the world’s biggest healthcare company? Well, I think that Medtronic or St. Jude or J&J might have been told when they were starting to diversify the same thing. But they kept going.

So we’ll do the same thing. But we’ll have a much tighter focus on women’s health.

And with that tighter focus there are going to be the synergies we talked about. We — let me go back one, excuse me.

When we look at the women affected here, one in eight in America, we’re in number one market position all the way across.

There’s the U.S. market size, $1 billion for breast, $550 million for cervical, $2.5 billion for the area that the menorrhagia that the NovaSure product sells. And we have strong markets in the U.S. alone to sell in.

Here is the estimated worldwide revenue of $600 million for breast for us, $425 million in the pap area, $230 million they’re going to do in the NovaSure area. Leading brands that are growing.

And you look at the growth; breast cancer is high because of Selenia. The NovaSure is high in the area of endometrial ablation. It is a medium in the pre-term labor market, which is the Adeza FullTerm. And it certainly is going to be high in permanent contraception.

We’re not going to make any predictions yet in the endometriosis area because it is under-penetrated. But with the Cytyc sales force we think it will be highly penetrated with their new product.

And here you can see in the left side the products that are going to address these areas.

We’re going to leverage the OB/GYN channel. We’re going to use them to drive utilization. If utilization goes up in any of our products, we will win by that.

Also, there is a new model that is being introduced, not by Cytyc, not by Hologic, but by radiologists in the country who are using a distributed model of reading mammograms.

And they are now negotiating to put systems into OB offices. This has started because we’re in the middle of negotiations with that right now.

We’ve been called in. We will put our Selenia S model, which doesn’t have the workstations, which sells in the $200,000 low, low, $200,000 range, where the images would be read at a central read for radiologists.

This is not going to happen overnight. But we think over the next three years it will happen. And we will certainly be the prime player in there. Because we have more call points than any of our competitors right now.

And as you can see, and this’ll be posted on our web site, we have best technology, minimally invasive. We have the channel to the treatment decision makers. And we have targeted minimally invasive products to sell.

And the bottom line is we’re looking for improved outcomes.

Well, this isn’t moving forward so let’s try this.

This is the in-depth channel coverage we talked about, over 425 reps in the U.S. Why is it important? We do 80%, about 75% of our business in the U.S. That’s where the margins are.

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FINAL TRANSCRIPT

May. 23. 2007 / 3:00PM ET, HOLX - Hologic at Citigroup Healthcare Conference

Cytyc does the greater portion of their sales in the U.S.

International is where long-term growth is going to happen. But now, the penetration in the U.S. to all these radiologists, radiation oncologists, breast surgeons, it’s going to be substantial.

Product pipeline, in the pipeline today at Hologic we have an international product being developed by Suros to address extraction of benign fibroid adenomas. 350,000 to 500,000 procedures are done per year.

This could be a $60 million taking a — not the leading share of the market, taking a 25% share of the market, which we think we’re capable of, when we introduce this product.

This is a product that has sold two breast surgeons. A percutaneous removal of confirmed breast cancers, there are 75,000 to 100,000 procedures done — I’m sorry for the typo here — per year. And that is another market of considerable revenue that we expect.

These are products that are currently in our pipeline that now we do not have to build a distribution channel for in the breast surgery market.

And we are working on a radiation oncology product for the treatment of breast cancer. Somewhat stimulated by some company that brought Proxima a couple of years ago.

We are — I know Pat. Thank you. That is a product that we’re working on today. And that is a product sold to radiation oncologists, of which we have no distribution channel. And we will now under the combined companies.

So it’s from a revenue standpoint we’re looking at driving top-line growth 20% forever, as long as we can see. I was told to say forever by one of you guys today.

Someone said, “Well you’d be growing 40% isn’t that better?” It’s better if we can continue to grow 40% with Selenia. But as our numbers, there’s a little math that says as your numbers get higher sometimes the growth can’t be as high.

We expect Selenia to grow for a long time, but it can’t sustain 40%. We all know that.

We would much rather be a company that expands horizontally, which has always been the goal of this Company, with number one products and have 20% growth year in, year out top and bottom line. This is highly achievable for this Company.

And I guess most importantly, by having the best in class products, our goal is, our mission — earlier and better detection, improved diagnosis, less invasive treatment, and better outcome.

I’m going to now imitate Glenn Muir. Everyone go to sleep, no.

Here is the transaction. Glenn didn’t want to get up unless he had a certain number of slides, so he’s pouting over there because it was one less than what his union allows.

The deal is 0.52 Hologic shares and $16.50 for each Cytyc share, valued at $46.46 or a premium of 33%, consideration of $2.2 billion in cash and $4 billion in stock.

The Pro Forma ownership will be 55%, 45% in favor of Cytyc. The company’s name will continue as Hologic, HOLX.

There’ll be six Directors nominated from our side, five from Cytyc’s side. I will become the Chief Executive Officer and Pat Sullivan will be the Chairman.

Customary closing conditions, permanent financees anticipate to be a combination of pre-payable term loan and equity linked securities.

Financing has been secured by a commitment from Goldman Sachs that if our term loan is not in place, which we expect it to be at the close, then they will write us a check, which is very nice. And we thank them for writing us the check.

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FINAL TRANSCRIPT

May. 23. 2007 / 3:00PM ET, HOLX - Hologic at Citigroup Healthcare Conference

Third quarter, about early September we expect it to close. Financial rationale is we’re estimated to do more than 10% accretive to adjusted EPS, enhanced cash flow.

The revenue synergies let me — I’m going to flip through because I wanted to make sure that I covered this because this is what’s been asked a lot.

Can’t you guys do better than $75 million in revenue for God’s sake, for a company that’s going to be $1.4 billion?

The answer is yes we can. The answer is yes we will. The answer is we needed to have a placeholder for a number.

We’ve given you a number and you all want a higher number. So why don’t we say $750 billion in revenue assumptions?

It’s a number, folks. It’s going to be greater. We shouldn’t have a heart attack over it. It’s going to be greater. Our $25 million to $30 million is most doable in the two years.

The synergies in the service side alone in logistics alone are going to be substantial. In manufacturing, substantial.

So we have a great opportunity to drive these synergies. And when you look at the companies going forward, we’re going to have 40% breast health, 16% gynecology and interventional, 33% gynecology and diagnostics, but we’re going to have a 60%, 40% split of consumables and capital equipment.

We’re going to have a blended margin of plus 60%. We’re at 47% right now. They’re at 75%.

We’re going to have 60% plus, probably 65% in ‘08. We are going to be doing our budget in July for ‘08. We will then come back to you at the close and give you new guidance that’ll be better than the 75 and the 25 and 30.

And with that they’re asking me to stop. So I will say here we are. I’m going to leave these up so you can look at them, expansive U.S. channel, enhanced presence, platform for new entry, best in class technologies.

I’d like to thank Pat Sullivan, Tim Adams for coming. They’re going to be available in the breakout.

Glenn, do not ask him any questions because he’s pouting. And I’d like to thank Amit for bringing us here and inviting us.

Amit Bhalla - Citigroup - Analyst

Thanks a lot, Jack. The breakout session is going to be in the Clinton Suite here on the second floor. So we’ll go there right now.

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FINAL TRANSCRIPT

May. 23. 2007 / 3:00PM ET, HOLX - Hologic at Citigroup Healthcare Conference

Disclaimer Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Hologic’s products, statements about the timing of the completion of the transaction, the anticipated benefits of the business combination transaction involving Hologic and Cytyc, including future financial and operating results, the expected permanent financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies, including third-party reimbursement; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. While Hologic has obtained a commitment to obtain such financing, including a bridge to the permanent financing contemplated in the presentation, the combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms. Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

Hologic and Cytyc will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. HOLOGIC AND CYTYC URGE INVESTORS AND STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

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FINAL TRANSCRIPT

May. 23. 2007 / 3:00PM ET, HOLX - Hologic at Citigroup Healthcare Conference

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com. Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.

Participants in the Solicitation

Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger. The names of Hologic’s directors and executive officers and a description of their interests in Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures “adjusted EPS” and “EBITDA”. Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. Neither adjusted EPS nor EBITDA is a measure of operating performance under GAAP. We believe that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider these non-GAAP measures as a substitute for net income prepared in accordance with GAAP.

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CitiGroup Investor Conference
Jack W. Cumming
Chairman & CEO
Glenn Muir
Exec VP & CFO
May 23, 2007
Filed by Hologic, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Cytyc Corporation
Commission File No.: 000-27558

Disclaimer Regarding
Forward-Looking Statements
Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Hologic’s products, statements about the timing of the completion of the transaction, the anticipated benefits of the business combination transaction involving Hologic and Cytyc, including future financial and operating results, the expected permanent financing for the transaction, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts.
Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.
These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal

Disclaimer Regarding
Forward-Looking Statements (continued)
growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies, including third-party reimbursement;
realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. While Hologic has obtained a commitment to obtain such financing, including a bridge to the permanent financing contemplated in the presentation, the combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms.
Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties.  The risks included above are not exhaustive.  The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the combined company’s businesses and financial performance.  The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Hologic and Cytyc will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. HOLOGIC AND CYTYC URGE INVESTORS AND
STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN
IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY
EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION.
Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at
www.sec.gov.  In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com.
Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.
Important Information
for Investors and Stockholders

Participants in the Solicitation
Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger.
The names of Hologic’s directors and executive officers and a description of their interests in
Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s
Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Use of Non-GAAP Financial Measures
In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures "adjusted EPS"
and “EBITDA”. Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. Neither adjusted EPS nor EBITDA is a measure of operating performance under GAAP.  We believe that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts.  When analyzing our operating performance, investors should not consider these non-GAAP measures as a substitute for net income prepared in accordance with GAAP.

A History of Innovation
Delphi
HOLOGIC
Goes Public
Acquisition of
Trex Medical
Including LORAD
Launched
in U.S.
Introduced
3D  DEXA
Acquisition
of R2, Suros
and AEG
Fan-Beam
Technology
Founding of
HOLOGIC
Announced
Agreement
with
Cytyc
Introduced
Tomosynthesis at
RSNA
Launched
Discovery Acquisition
of Direct
Radiography
1986
1990
1995
1998
1999
2000
2002
2003
2004
2005
2006
2007

Hologic Overview
Women’s health imaging market leader
– Strong/profitable core businesses (mammography/densitometry)
– Technology and market share leader (# 1 market share in U.S.)
Major opportunity in digital mammography
–
Large, emerging digital market
– Digital technology evolving as standard of care
– Leading technology - only true direct-to-digital detector
– >50% growth rate in FY-05 and FY-06
Expanded distribution (U.S. sales team doubled in FY-06)
Expanding presence with acquisitions of R2, Suros, AEG
Sound capital foundation

Financial Overview
Record Q2 FY07 revenues
of $180 million
Record Q2 FY07 pre-tax
income of $33.9 million
Backlog of $216 million as of
quarter-end 3/31/07
Q2 FY07 Performance (March 31st)
up 79%
over Q2 FY06
up 94%
over Q2 FY06
up 41% or
$63 million
over 3/25/06
Strong Growth

Up 99%
Over 1
st
Half FY06
78% of Revenues
LORAD Mammography/Breast Care
Recognized technology leader worldwide
Market share leader in the U.S. >50% share in analog/digital
Unsurpassed image quality
– High transmission cellular grid - patented
Largest installed base
– 13,000 system
$129
$189
$270
$336
'04 '05 '06 1st Half '07
Fiscal Year
Mammography/Breast Care Revenue
$ in Millions
Up 77%
Over FY05

Direct Conversion
Technology Optimal
> 72% of Mammography/Breast Care Product  Revenue
LORAD Selenia FFDM
First U.S. system delivered  in March 2003
555 Selenias
sold in FY06
228 Selenias
sold in Q1 FY07
282 Selenias
sold in Q2 FY07
Backlog
increased to 533
systems at end
of Q2 FY07
up 132%
over FY05
up 135%
over Q1 FY06
up 248
systems
over Q2 FY06
up 154%
over Q2 FY06

282
37 35
228
193
154
111
97
71
64
54
50
44
27
27
3
11
16
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
Selenia Highlights:
555 sold in FY06
510 sold in first half of FY07
Approximately 38% of
estimated 3,900+ worldwide
FFDM installed market
Accelerating
Interest
*For Fiscal Years Ended September 30
th
Number of Selenia’s Sold*
Full Field Digital Mammography
2003 2004 2005 2006
2007

MQSA U.S. Scorecard*
(Mammography Quality Standards Act of 1992)
Total Certified Facilities 8,800
Total Accredited Units 13,447
Certified Facilities with FFDM Units 1,795 20.4%
Accredited FFDM Units
2,637      19.6%
Total U.S. Annual = 34.7 Million
Mammography Procedures
Hologic U.S. Installed Base (at March 31, 2007) 1,130 45% (of FFDM units)
*(http://www.fda.gov/cdrh/mammography)
Certified Statistics as of May 1, 2007

Tomosynthesis
Technology Roadmap
Lower recall rates
Improved detection
– False positives –
costly
– False negatives –
deadly
Incorporated in screening
Digital Tomosynthesis
Tomosynthesis Offers the
Potential for:

HOLOGIC CLARITY OF VISION

SUROS

ATEC Sapphire™

ATEC Emerald™
exclusively for Breast MR

HOLOGIC

Vacuum Assist Breast
Biopsy Systems
Leading technology for VABB
Leverages U.S. sales and
distribution channels
FY06 sales of approximately
$38 million
– High gross margin product
exceeding 65%
– Over 70% of revenues derived
from recurring disposable
sales
– Growth rate of over 50% in
each of next
two years
Worldwide market currently estimated
at $250 million
– 1.8m biopsies in U.S.
- 1/3 vacuum assisted
– International market represents
new opportunity

HOLOGIC CLARITY OF VISION

Core Needle Biopsies
Open Surgical Procedures
Vacuum Assisted Biopsies
CONVERSION
CONVERSION

HOLOGIC

Suros ATEC
®
System Is Ideally Positioned to
Maximize Conversion to VABB Procedures
Suros’ Innovative Technologies with New and Improved Screening Modalities Will
Drive Conversion
1.8 Million
Breast Biopsy
Procedures
Annually in the
U.S.
500,000
Ultrasound
Stereotactic MRI
600,000 700,000

HOLOGIC CLARITY OF VISION

celero

celero

HOLOGIC

Celero™
-
The First - Vacuum-Assisted,
Spring Loaded Core Biopsy Device for Breast
Ultrasound
Celero breast biopsy device with CeleroMark™
biopsy marker system and introducer
Celero Advantages
- Faster and less traumatic for the patient
- Provides better access to hard-to-reach
lesions
-
Better cores
that are more than two
times the size of conventional spring
loaded core devices
- More accurate clinical diagnosis
- Better confirmation with the needle
clearly visible under ultrasound imaging

Creating a Global Leader in Women’s Healthcare Continuing a legacy of leading technology, innovation and rapid growth

Creating a Global Leader in Women’s Healthcare

Creating a Global Leader in Women’s Healthcare
Expanded product portfolio
Comprehensive sales coverage
Ability to leverage OB/GYN channel
Significant cross-selling synergies
with breast surgeons/radiation
oncologists/mammographers
Enhanced international presence
Strategic Rationale
Combined Strengths
Market share leader in major product
lines
Proven management team
Significant cash flow generation
Accretive to adjusted EPS
1
within the
first full year after close
1
Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and related tax effect.
Strategic Rational

Selenia
Breast Cancer
Screening
MammoSite
Radiation
Therapy
ThinPrep Pap Test & Imaging System
Cervical Cancer Screening
NovaSure
Endometrial
Ablation
Adiana
Contraception
FullTerm - Adeza
Preterm Labor
Best-in-Class Solutions
in
Women’s Healthcare
Comprehensive Women’s Healthcare Platform
Discovery
Osteoporosis
Screening
MultiCare
Stereotactic
Biopsy
Suros
Biopsy Systems

Solutions for Major Women’s Healthcare Issues
Helica Adiana
Fetal Fibronectin
Discovery
Sahara
NovaSure ThinPrep
Selenia
MultiCare
Suros ATEC
MammoSite
Combined
Offering
Unpenetrated High Medium Low High Medium High
Market Growth
$100M $1B+ $400M $110M $2.5B+ $550M $1B
U.S. Market Size
Endometriosis
Permanent
Contraception
Preterm
Labor
Osteoporosis Menorrhagia
Cervical
Cancer
Breast
Cancer
1 in 3 1 in 4 1 in 2
Pregnancies
1 in 2 1 in 5 1 in 138 1 in 8
U.S. Women
Affected
NM NM #1 #1 #1 #1 #1
U.S. Market
Position
Gestiva
International
ThinPrep Imager
International
Tomosynthesis
Suros Celero
Additional
Opportunities
International International
International
International
International
$0 $0 $60M $80M $230M $425M $600M
2007E Worldwide
Revenue
Source: Market research and company estimates.

OB/Gyn
Screening
Test
Diagnostic
Test
Treatment
Specialist
Therapeutic
Improved
Outcomes
Our Mission
Leveraging the OB/GYN Channel
Best Technology
Selenia, ThinPrep,
Adeza, Discovery
Minimally Invasive
Most Specific
Suros, MultiCare,
Selenia, Discovery
Channel Access to
Gatekeeper
230 OB/Gyn sales reps
Channel Access to
Treatment Decision maker
288 Breast surgeon, oncologist,
OB/Gyn sales reps
Targeted
Minimally Invasive
NovaSure,
MammoSite,
Gestiva, Adiana,
Hologic new
product pipeline

Over 425 U.S. Sales Representatives
58
Breast Surgery &
Radiation Oncology
77
Radiology & Imaging Center
110 Gynecology Surgery
143
OB/Gyn & Primary Care Physicians
45
Clinical Lab
Multiple call points to women’s
healthcare providers
Access to
– 30,000 OB/Gyn’s
– 40,000 Radiologists
– 10,000 Hospitals & Imaging centers
– 4,000 Radiation Oncologists
– 4,000 Gyn Surgeons
– 2,500 Breast Surgeons
Best-in-class brand recognition
In-Depth Channel Coverage

New Product Pipeline
Interventional products to address extraction of benign fibroid adenomas – 350-500k procedures per year
Percutaneous removal of confirmed breast cancer – 75-100k
procedures per year
Radiation oncology for treatment of breast cancer

Drive market growth through a combination of advanced
technology and comprehensive sales channel coverage
#1 market position in major areas of women’s healthcare
Continue 20%+ revenue and earnings growth
Develop additional best-in-class products that provide
earlier and better detection, improved diagnosis, less
invasive treatment and better outcomes
Long-Term Strategic Goals

Transaction Overview
Permanent financing anticipated to be combination of pre-payable term loan and equity-linked securities
Financing:
Hologic, Inc. (NASDAQ: HOLX), continue Cytyc name Name of NewCo:
Third Quarter of CY2007 Timing to Close:
Shareholders of both companies, customary closing conditions and anti-trust clearance, including HSR and various country filings
Customary Approvals:
Chief Executive Officer: Jack Cumming Management:
Chairman of the Board: Patrick Sullivan
Hologic: 6 Directors
Cytyc:    5 Directors
Board Composition:
Hologic: 45%
Cytyc: 55%
Pro Forma Ownership:
0.520 Hologic shares and $16.50 for each Cytyc share valued at
$46.46 per share or 33% premium, for approximate total
consideration of $2.2B in cash and $4.0B in stock
Purchase Consideration:

Multiple platforms to enhance top and bottom line growth
Increased scale through diversification of revenue and
strong margin profile
Enhanced cash flow; LQA EBITDA of ~$436M
Revenue and cost synergy opportunities
Estimated more than $0.10 accretive to adjusted EPS
1
within
the first full year after close, significantly more accretive thereafter
Rapid debt repayment, incremental earnings growth
Financial Rationale
1
Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and related tax effect.

Diversified and Balanced Revenue Mix
Gynecology
Interventional
16%
Gynecology
Diagnostics
33%
Breast Health
40%
Osteoporosis
& Other
11%
Combined Company
LQA Revenue = $1.44B
~ 40% Capital Equipment
~ 60% Consumables
Other
1%
MammoSite
5%
Adeza
8%
NovaSure
30%
Pap
56%
Other
12%
Breast Biopsy
9%
Osteoporosis
11%
Digital
Mammography
68%
Hologic
LQA Revenue = $724M
Cytyc
LQA Revenue = $720M

Combined Financial Strength
46% Gross Margin
$161M EBITDA
$724M Revenue
LQA
Hologic
75% Gross Margin
$275M EBITDA
$720M Revenue
LQA
Cytyc
60% Gross Margin
$436M EBITDA
$1.44B Revenue
LQA
Combined Company

$25-$30M projected cost savings within two years
Align assets to maximize efficiencies
Leverage combined purchasing power
Consolidate administrative activities
Greater than $75M revenue projected opportunities within three years
Cross-selling to OB/Gyn/breast surgeon/mammographer/radiation oncologist
Enhanced geographic reach – 200 people with 20 offices
Penetration of new and existing markets
$10M in Cost Synergies Anticipated in Year One
Significant Synergy Opportunity

FY2008 Guidance and Long Term Outlook
2008 Guidance
Revenue: In excess of $1.70B
Adjusted EPS
1
: $2.35-$2.40 / share
Gross margin: 65%
Long-Term Outlook
Revenue Growth: 20%
Adjusted EPS
1
Growth: 20%+
1
Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and related tax effect.

Creating a Global Leader
in Women’s Healthcare
Comprehensive Women’s Healthcare Product Portfolio
– Complementary best-in-class technologies
Expanded Commercial Capabilities
–
Expansive U.S. sales channel coverage
– Enhanced presence in key international markets
– Platform for entry into new markets
Opportunity to offer Integrated Solutions
– Screening
– Diagnostics
– Therapeutics

CARE
Defined.
Achieving the best possible women's healthcare
SOLUTION
Defined.
Delivering a total diagnostic picture to find answers faster
VISION
Defined.
Raising imaging standards for women's healthcare

HOLOGIC®

Creating A Global Leader In Women’s Healthcare